EXHIBIT 99.1

TeliaSonera in Exclusive Negotiations to Acquire Chess/Sense

STOCKHOLM, Sweden, July 6, 2005 (PRIMEZONE) -- TeliaSonera, the leading telecommunications group in the Nordic-Baltic region, has today signed a Term Sheet Agreement with shareholders representing more than 90 percent of the shares in Vollvik Gruppen AS giving TeliaSonera exclusivity until the beginning of August to conclude an acquisition of their shares in Vollvik Gruppen. Vollvik Gruppen owns 100 percent of Chess/Sense which is the third largest mobile operator in Norway with 310,000 subscribers as of June 2005.

The main shareholders of Vollvik Gruppen have irrevocably committed themselves to sell their shareholdings to TeliaSonera at a price of NOK 11.15 per share in cash. NOK 10.50 of the purchase price per share will be paid in cash at closing, and NOK 0.65 will be held in escrow for 365 days following closing as collateral for the representations and warranties made to the buyer. Following due diligence and negotiations on a final Share Purchase Agreement TeliaSonera will decide whether it will conclude the transaction. After a final agreement is reached the acquisition will be subject to regulatory approval. In case the acquisition is completed, all remaining shareholders in Vollvik Gruppen will be offered to sell their shares to TeliaSonera to the same price.

The agreed share price will give TeliaSonera an acquisition value for 100 percent of the company of 1.8 billion NOK. (2.16 billion SEK)

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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